Discounted Cecily Brown has limited shares remaining Inbox ×

M

Masterworks <notification@masterworks.com>
to me

Hi Sam,

Did you get a chance to check out the details on our latest Cecily Brown offering? It's available for $555,000, ~20% discount to our internally appraised value of $700,000.*


Appraised Value:
$700K
Discounted Offering:
$555K

We like that discount, and we like Brown's market in general. She's totaled **$103 million** in auction turnover over the past 3 years ('22-'24), and has distributed back **$10.3 million** (including principal) to investors on Masterworks across 5 exited paintings. Past performance not indicative of future returns.

Read more about the offering here, and view the offering circular below.

99% PROGRESS

Thanks,

The Masterworks Team

—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk.

Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

*On April 7, 2025, the Painting was appraised by Masterworks at a fair market value of $700,000. The fair market value appraisal, a copy of which is filed as Exhibit 99.8 to the offering statement of which this offering circular is an integral part, is relevant only as of the date it was issued and is subject to important qualifications and limitations as set forth therein. Although the Company believes the appraisal provides relevant information for investors, it should only be viewed as a statement of opinion, and undue emphasis should not be placed on the appraised amount. . For more information on Masterworks appraisal methodology, conflicts of interest and other important considerations, see "Description of Business – Art Appraisals" in this offering circular.

Previous exits are not included in set of similar sales to live Masterworks Offering (Masterworks 488). Amount 'distributed back' represents total liquidation proceeds distributed back to investors, net of all fees, expenses and proceeds reinvested in Masterworks offerings, of the highlighted offerings.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.